FOR IMMEDIATE RELEASE	TSX:SLW
September 24, 2015	NYSE:SLW

SILVER WHEATON RECEIVES CRA NOTICES OF REASSESSMENT CONSISTENT WITH PROPOSAL

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) announces that it has received notices of reassessment from the Canada Revenue Agency (the “CRA”) relating to the Company’s 2005 to 2010 taxation years (the “Relevant Taxation Years”).

The notices of reassessment for the Relevant Taxation Years are consistent with the Proposal received by Silver Wheaton, which was previously announced on July 6, 2015. In issuing the reassessments, the CRA is seeking to increase Silver Wheaton’s income subject to tax in Canada for the Relevant Taxation Years by approximately Cdn$715 million (US$536 million) which would result in federal and provincial tax of Cdn$201 million (US$151 million).  In addition, the CRA is seeking to impose transfer pricing penalties of approximately Cdn$72 million (US$54 million) and interest and other penalties of Cdn$81 million (US$60 million) for the Relevant Taxation Years. Total tax, interest and penalties sought by the CRA for the Relevant Taxation Years is Cdn$353 million (US$265 million).

Silver Wheaton intends to file a notice of objection within the required 90 day period provided under the Income Tax Act (Canada) and will be required to make a deposit of Cdn$177 million (US$133 million) representing 50% of the reassessed amounts. Silver Wheaton will seek to post security in the form of a letter of credit for this amount as opposed to a cash deposit. Cash that is deposited in respect of a reassessment would be refunded, plus interest, if the Company were ultimately successful in challenging that reassessment. The notice of objection will be reviewed by the CRA’s Appeals Division. Silver Wheaton also has the right to appeal directly to the Tax Court of Canada once at least 91 days have elapsed since the filing of any notice of objection.

Management believes that Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and the Company intends to vigorously and expeditiously defend its tax filing position.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to Silver Wheaton’s confidence in its business structure, Silver Wheaton’s response to the reassessments, the potential reassessment of other Silver Wheaton’s tax filings by the CRA, Silver Wheaton’s position relating to any dispute with the CRA, the estimate of future potential taxes, penalties and interest payable to the CRA, the impact of taxes, penalties and interest payable to the CRA, Silver Wheaton’s intention to defend reassessments issued by the CRA, Silver Wheaton’s view of its tax filing positions, possible audits for taxation years subsequent to 2010, Silver Wheaton’s intention to file future tax returns in a manner consistent with previous filings, the length of time it would take to resolve the reassessments or an objection to any reassessment, Silver Wheaton’s ability to post security for amounts sought by the CRA under any notices of reassessment, and assessments of the impact and resolution of various legal and tax matters, including proceedings before the courts.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results,  level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: differences in the interpretation or application of tax laws and regulations or accounting policies and rules, Silver Wheaton’s interpretation of, or compliance with, tax laws, and regulations or accounting policies and rules is found to be incorrect, Silver Wheaton’s operations or ability to enter into precious metal purchase agreements is materially impacted as a result of any reassessment, any challenge by the CRA of Silver Wheaton’s tax filings is successful and the potential negative impact to Silver Wheaton’s previous and future tax filings, the tax impact to Silver Wheaton’s business operations is materially different than currently contemplated, any reassessment of Silver Wheaton’s tax filings and the continuation or timing of any such process is outside Silver Wheaton’s control, any requirement to pay reassessed tax, interest and penalties will have an adverse impact on the financial position of Silver Wheaton, litigation risk associated with a challenge to Silver Wheaton’s tax filings, changes to tax legislation and administrative policies, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form and the additional risks identified under “Risks and Uncertainties” in Management’s Discussion and Analysis for the period ended June 30, 2015, both available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F and Form 6-K filed August 11, 2015, both on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by CRA, that Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations, that Silver Wheaton may be permitted to post security for amounts sought by the CRA under any notices of reassessment, that Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Silver Wheaton will not change its operations as a result of any reassessment, that Silver Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any reassessment, expectations and assumptions concerning prevailing tax laws and any future potential amount that could be assessed as additional tax, penalties and interest by the CRA, that any foreign subsidiary income would be subject to the same tax calculations as Silver Wheaton’s Canadian income,.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com